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Exhibit 99.1 ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

        NEWS RELEASE

ABER DIAMOND CORPORATION REPORTS RESULTS

US$115 Million in First, Ramp-Up Year of Diamond Sales

        March 12, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER), is pleased to announce its financial results for the fourth quarter and year ended January 31, 2004. All figures reported are in US$ unless otherwise indicated.

HIGHLIGHTS

  •
  Diamond sales of $114.8 million for the year (of which $19.2 million recorded in the first half of the year was capitalized), meeting management's expectations

  •
  Net earnings of $27.7 million or $0.50 per share for the year and $3.2 million or $0.06 per share for the fourth quarter

  •
  Cash flow from operations of $51.2 million for the year and $22.8 million for the fourth quarter

  •
  Gross margin of 51% and net profit margins of 29% for the year and 37% and 8% respectively for the fourth quarter

  •
  Significantly improved diamond values for the A154 North kimberlite pipe

  •
  Signed Letter of Intent to acquire Harry Winston Inc.

        "We are very proud of our achievements to date and we applaud the success of our partner, Rio Tinto, in bringing this extraordinary mine to production without delays or cost overruns", said Robert Gannicott, President and CEO of Aber. "We look forward to playing an expanded role in a robust diamond market and delivering the benefits of our success to our shareholders."

        Alice Murphy, Vice President and Chief Financial Officer, added "This has been a pivotal year for Aber. We transitioned to a profitable operating company and our financial strength positions us well to continue to successfully grow the business and pursue our corporate development plan."

        Aber's net earnings for the fiscal year ended January 31, 2004 totalled $27.7 million or $0.50 per share compared to the prior year's loss of $3.9 million or $0.07 per share. Aber's move to profitability is primarily a result of the commencement of commercial production in the third quarter and therefore the realization of profits from its diamond sales. A foreign exchange gain of $13.3 million ($0.24 per share) due to the strengthening Canadian dollar was recorded on Aber's net debt position in the first half of the year, prior to the adoption of the US$ as Aber's functional and reporting currency, contributing to the results.

        Aber's fourth quarter earnings of $3.2 million or $0.06 per share represent a decrease from the prior quarter results of $13.5 million or $0.25 per share, but an increase over the previous year's corresponding quarter, prior to the commencement of commercial production. The fourth quarter decrease in earnings, as compared to the third quarter, is the result of several factors. Firstly, the mining and processing mixed lake bottom sediment and low-grade kimberlitic mud from the tops of both A154 South and North. The processing of this low grade material delivered only minor amounts of diamonds. Secondly, increased mining costs were incurred as compared to the third quarter as a result of the stripping of A154 North. Thirdly, during the fourth quarter, there were two sales held, compared to three sales held during the third quarter. This quarterly sales variance reflecting 2 or 3 sales, resulting from the 10 times per year sales cycle, will have an ongoing impact on Aber's quarterly earnings. Finally, accelerated amortization of deferred financing costs related to the previous Project Loan Facility reduced fourth quarter earnings by $2.2 million.

Summary of Results

Period ending January 31 in thousands (except per share figures)	4th QTR 2004	2004	4th QTR 2003	2003
Sales revenue	41,638	95,596	—	—
Earnings (loss)	3,164	27,707	1,318	(3,857)
Basic earnings (loss) per share	0.06	0.50	0.03	(0.07)
Diluted earnings (loss) per share	0.06	0.49	0.03	(0.07)

Aber's share of Diavik production (40%)	Three months ended December 31, 2003	Twelve months ended December 31, 2003
Diamonds recovered ('000 carats)	440	1,533
Operating costs, cash (US$ million)	14.8	48.0
Operating costs, cash (US$ per carat)	34	31

Operating costs are incurred in CDN$ and are translated at the average CDN/US$ exchange rate for the period.

Operational Update

        The Diavik Diamond Mine completed its first ramp-up year of operations on December 31, 2003. By then, approximately 26 million tonnes of waste rock and nearly 1.3 million tonnes of kimberlite ore had been mined. Aber's share of production over the 12 months ended December 31, 2003 was approximately 1.53 million carats.

        Once target production levels were achieved for Diavik's 2003 year, mining resources were diverted from the A154 South pit to the A154 North pipe in preparation for Diavik's 2004 production schedule. The stripping of the A154 North pipe, which began in November 2003, encountered a very low grade mud rich geological unit, similar to that encountered on top of the A154 South pipe. This material, along with low grade stockpiles from A154 South was processed during the quarter. The processing of these materials occurred to clear the stockpile lay-down areas in order to receive A154 North ore during calendar 2004 and this had to be accomplished ahead of the extreme cold months.

        As mining progresses into the core of the A154 South orebody, preliminary reconciliation of grade to the feasibility study estimates has been achieved within the context of local variability on a bench-by-bench basis. Although tune-up modifications to the processing circuit continue, the diamond recovery against the feasibility study estimate is approximately 95% on a weight basis and more than 98% by value. The difference between the two reflects the under recovery of lower value small diamonds. The quality of the diamonds recovered, reflected in sales revenue, has exceeded the feasibility study projections although there is substantial variability linked to geological change within the orebody.

        In the fourth quarter, a 3,200 line-kilometre airborne gravity gradiometer survey was conducted over the western portion of the Diavik claim block. The results from this and other preliminary work done are being used to direct the ongoing exploration program. Currently, there are 62 kimberlitic pipes on the Diavik claim block, including those currently in the mine plan. A $6 million Joint Venture exploration budget has been planned for the coming year which will include the pilot plant processing of two mini-bulk samples collected last year. In light of the improvement in the A154 North price estimate resulting from the larger sample taken in the prior year, a program to extract a large sample from A21 is also planned for this year. This kimberlitic pipe, which is included in mine plan, has a feasibility study price estimate of $28 per carat based on a very small sample.

Financial Update

        Total sales for the year were $114.8 million with revenue from diamond sales totalling $95.6 million and the balance of $19.2 million, realized in the first half of the year, credited against deferred mineral property costs as Aber had not yet achieved commercial production. Revenue of $41.6 million was realized in the fourth quarter and $54.0 million in the preceding quarter, which was the first quarter of commercial production.

        Cost of sales for the year of $46.4 million reflects costs since commencement of operations in the third quarter. Cost of sales of $26.1 million for the fourth quarter increased relative to the prior quarter's figure of $20.3 million primarily a result of increased mining costs associated with the stripping of the low grade mud-rich geological unit above the A154 North pipe.

        Selling, general and administrative (SG&A) of $13.7 million for the year, representing an increase of $5.4 million over the prior year, is primarily due to the inclusion of selling costs in income in the second half of the year, as well as ongoing corporate business development activities. SG&A totalled $3.7 million in the fourth fiscal quarter, compared to $4.8 million in the third fiscal quarter. The decrease is substantially due to non-recurring remuneration costs recorded in the third quarter.

        Aber's interest and financing expenses were $12.6 million for the year and $7.1 million for the quarter. No interest and financing expenses were recorded in the prior year, prior to the commencement of commercial production, and $5.2 million in the third quarter, the first quarter of commercial production. Included in the fourth quarter's figure is interest of $2.2 million on the Project Loan Facility, amortization of $4.5 million of deferred financing costs relating to the Project Loan Facility, and interest on the mortgage on real property. Cash interest paid was $9.7 million for the fiscal year and $2.5 million during the most recent fiscal quarter compared to $5.1 million last year and $1.7 million for the previous fourth quarter, during the construction period.

        Foreign exchange gains for the year totalled $13.3 million, of which $13.2 million was recorded prior to the change in reporting currency from Canadian to United States dollars which occurred at the beginning of the third quarter. For the fourth quarter, a foreign exchange loss of $0.6 million was recorded, compared to a gain of $0.7 million recorded in the third quarter. The prior year's foreign exchange gain was $3.2 million.

Outlook

        Based on the current mine plan, the Company expects the Diavik mine to produce 8.2 million carats of diamonds during calendar 2004, of which 8.0 million carats are expected to be delivered to the joint venture partners during the year. Anomalously low diamond production occurred during the fourth calendar quarter of 2004, resulting from the processing of low grade stockpiles. This resulted in Aber's February 2004 diamond sale being deferred into the March 2004 sale. This is not expected to adversely impact production for the year.

        Aber's refinancing of its project loan facility, announced on March 3, 2004 is anticipated to have a favorable impact on interest expense going forward. The Company's previous $230 million Project Loan Facility, of which $215 million was drawn, has been refinanced into a $100 million senior secured term loan and a $75 million senior secured revolving credit agreement. The new facilities have underlying interest rates, which at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. Based on the current mine plan, Aber believes its interest costs will fall in the lower end of this range. The new credit facilities will allow Aber to pursue corporate initiatives as well as provide greater financial flexibility to initiate dividend payments. The Company expects to be able to formulate a dividend policy during the current fiscal year.

        Aber announced on February 3, 2004 that it has completed its offering of 1,500,000 common shares for net proceeds of CAD $71.6 million. The common shares were purchased by a syndicate of underwriters for distribution to the public and the proceeds are to be used for general corporate purposes.

        Further to the Company's announcement on November 27, 2003 that it had signed a non-binding letter of intent with the owners of Harry Winston Inc. to purchase the company in a staged transaction, Aber is continuing the due diligence process and expects to announce a decision by the end of the current fiscal quarter. Although discussions are proceeding, there is no assurance that a transaction will take place.

ABER DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

	January 31,
	2004	2003
		(restated to US$)
Assets
Current assets:
Cash and cash equivalents	$23,628	$24,450
Cash collateral and cash reserve	100,091	45,000
Inventory and supplies	22,177	—
Accounts receivable	3,549	1,093
Advances and prepaid expenses	2,130	820

	151,575	71,363
Capital Assets	263,442	44,843
Deferred mineral property costs	206,073	385,563
Deferred charges and other assets	11,678	15,129

	$632,768	$516,898

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,478	$16,578
Current portion of long-term debt	72,805	246

	91,283	16,824
Long term debt	150,270	194,020
Future income tax liability	67,492	51,953
Future site restoration costs	12,065	3,215
Minority interest	—	72
Shareholders' equity:
Share capital	232,897	221,884
Stock options	6,096	2,940
Cumulative translation adjustment	15,634	(3,334)
Retained earnings	57,031	29,324

	311,658	250,814

	$632,768	$516,898

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(expressed in thousands of United States dollars, except per share amounts)

	Year ended January 31,
	2004	2003	2002
Sales	$95,596	$—	$—
Cost of sales	46,404	—	—

	49,192	—	—
Selling, general and administrative expenses	13,655	8,245	5,079

Earnings (loss) from operations	35,537	(8,245)	(5,079)

Interest and financing expenses	12,610	—	—
Other income	1,826	1,056	4,653
Gain on sale of Snap Lake property	—	—	94,866
Foreign exchange gain (loss)	13,283	3,177	(137)

Earnings (loss) before income taxes	38,036	(4,012)	94,303
Income taxes (recovery)	10,329	(155)	42,257

Earnings (loss)	27,707	(3,857)	52,046
Retained earnings (deficit), beginning of year	29,324	33,181	(18,865)

Retained earnings, end of year	$57,031	$29,324	$33,181

Earnings (loss) per share
Basic	$0.50	$(0.07)	$0.96

Diluted	$0.49	$(0.07)	$0.94

Weighted average number of shares outstanding	55,136,766	54,594,547	54,552,987

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended January 31, 2004
(expressed in thousands of United States dollars)

	2004	2003	2002
Cash provided by (used in):
Operating:
Net earnings (loss) for the year	$27,707	$(3,857)	$52,046
Items not involving cash:
Amortization	22,062	250	243
Future income taxes	8,253	(1,200)	41,892
Stock based compensation	2,868	2,465	—
Foreign exchange	(13,283)	(3,177)	137
Gain on disposal of assets	(985)	—	—
Gain on sale of Snap Lake property	—	—	(94,866)
Change in non-cash operating working capital	4,607	762	1,456

	51,229	(4,757)	908

Financing:
Issuance of long term debt	28,000	194,019	—
Repayment of long term debt	(264)	—	—
Deferred financing	(868)	(10,973)	(6,635)
Issue of common shares, for cash	11,013	387	260
		—	—

	37,881	183,433	(6,375)

Investing:
Deferred mineral property costs	(19,339)	(142,112)	(113,383)
Deferred charges	(2,127)	(1,067)	(1,279)
Capital assets	(19,618)	(18,782)	(18,813)
Cash collateral and cash reserve	(55,091)	(28,000)	(17,000)
Proceeds on sale of other assets	3,961	—	114,000

	(92,214)	(189,961)	(36,475)

Foreign exchange effect on cash balances	2,282	(2,214)	(135)
Decrease in cash and cash equivalents	(822)	(13,499)	(42,077)
Cash and cash equivalents, beginning of year	24,450	37,949	80,026

Cash and cash equivalents, end of year	$23,628	$24,450	$37,949

Change in non-cash operating working capital:
Accounts receivable	(3,673)	(82)	155
Prepaid expenses	(1,196)	(745)	(1)
Inventory	5,474	—	—
Accounts payable and accrued liabilities	4,002	1,589	1,302

	$4,607	$762	$1,456

About Aber

        Aber Diamond Corporation is a diamond marketing company supplying a Canadian product to the global diamond market. The Company's wholly owned subsidiary, Aber Diamond Mines Ltd., holds a 40% joint venture interest in Canada's second diamond mine, the Diavik Diamond Mine located off Lac de Gras in Canada's Northwest Territories. The Diavik Diamond Mine is operated by Diavik Diamond Mines Inc. ("DDMI") (60%), a wholly owned subsidiary of Rio Tinto plc. of London, England.

        For more information, please visit the Company's website at www.aber.ca.

        To participate in the conference call, please dial 416-405-9310 or 1-877-211-7911. The call will be available for replay until April 11, 2004 by calling 416-695-5800 or 1-800-408-3053 and entering the pass code 3015722.

        The live or archived webcast can be accessed through the Company's website at www.aber.ca.

        Included in this news release are "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

        This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets and diamond valuations and other factors. With respect to the Diavik Diamond Mine, differences may result from additional drilling, sampling, and diamond valuations and from engineering and construction timetables and problems, unanticipated problems with mine operations and production, operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, developments in world diamond markets, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar, and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this news release, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext. 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

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ABER DIAMOND CORPORATION REPORTS RESULTS US$115 Million in First, Ramp-Up Year of Diamond Sales
HIGHLIGHTS
ABER DIAMOND CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in thousands of United States dollars)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (expressed in thousands of United States dollars, except per share amounts)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Year ended January 31, 2004 (expressed in thousands of United States dollars)